Exhibit 99.1

BriaCell advances preparatory work for new Bria-OTS™ breast cancer clinical trial

●	Bria-OTSTM would build on BriaCell’s existing clinical trial data with Bria-IMT™, treating each patient with the optimized pre-manufactured Bria-OTS™ formulation based on HLA-type.
●	BriaCell and National Cancer Institute collaborating on Bria-OTS™, BriaCell’s off-the-shelf personalized immunotherapy, as a treatment for cancer.
●	BriaCell to present Bria-OTSTM approach at the American Association for Cancer Research (AACR) Annual Meeting 2022.

PHILADELPHIA, PA and VANCOUVER, British Columbia, April 7, 2022— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, announces that its novel off-the-shelf (OTS) personalized immunotherapy, Bria-OTS™, is currently being manufactured at a cGMP facility and undergoing quality control testing for the potential upcoming clinical trial for patients with advanced breast cancer.

BriaCell is currently conducting extensive testing on the immunotherapy products in compliance with the most recent guidelines of the Center for Biologics Evaluation and Research (CBER) division of the FDA— to ensure patient safety. BriaCell expects Bria-OTS™ to enter an open-label Phase I/IIa clinical trial designed to evaluate its safety and efficacy in patients with advanced breast cancer. The clinical trial will be managed by Cancer Insight, LLC.

BriaCell is collaborating with the National Cancer Institute (NCI, Center for Cancer Research), part of the National Institutes of Health, under a previously-announced Cooperative Research and Development Agreement to conduct pre-clinical studies to develop novel off-the-shelf personalized therapeutics for cancer. BriaCell and NCI are using their combined expertise in tumor immunology, molecular biology and cellular therapies to design preclinical studies which are intended to trigger the immunologic pathways necessary to create potent immune responses against cancer in mouse models. The goal is to develop novel therapeutics for future clinical collaborations, allowing cancer patients to potentially benefit from potent and personalized cancer immunotherapy in the future.

Clinical Trials: Advanced Breast Cancer

BriaCell has two advanced breast cancer immunotherapy programs in different stages of clinical development:

a)	Bria-IMTTM: BriaCell is actively enrolling and dosing advanced breast cancer patients in the Phase I/IIa combination study with Incyte’s checkpoint inhibitor, retifanlimab, and its immunomodulator, epacadostat.
b)	Bria-OTSTM: BriaCell anticipates treating each patient with the appropriate pre-manufactured Bria-OTS™ formulation based on each patient’s human leukocyte antigens (HLA-type). Existing clinical data suggests higher likelihood of clinical benefit in patients that matched Bria-IMT™ at certain HLA-types as described more fully below.

Bria-OTSTM and HLA-Typing

Cells have HLA (human leukocyte antigen) molecules on their surface. HLA molecules trigger and shape the body’s immune response. Based on prior clinic trials, BriaCell’s immunotherapy treatment appears to be most effective when the patient’s HLA-type matches with Bria-IMT™, allowing BriaCell to potentially identify patients most likely to respond. HLA-typing is a simple and widely available test. BriaCell had previously reported average overall survival benefit of 13.4 months in patients with 2+ HLA matches (average of 5 prior regimens)1 versus 7.2-9.8 months in historical comparison treatment trials (2 prior regimens)2.

Bria-OTS™ is a pre-manufactured genetically engineered whole-cell immunotherapy treatment derived from a human breast cancer cell line. A simple saliva test determines the HLA-type of individual patients with breast cancer who are being evaluated for possible treatment with this novel therapy. BriaCell has engineered 15 unique HLA-types (molecules), collectively referred to as Bria-OTS™, to allow sufficient HLA coverage to be able to treat >99% of the population. BriaCell then anticipates treating each patient with the appropriate pre-manufactured Bria-OTS™ formulation based on the particular patient’s HLA-type, depending on the outcome of the proposed preclinical studies. This off-the-shelf process would forego the complex, expensive and demanding manufacturing procedures associated with other personalized immunotherapies.

Once administered to patients, Bria-OTS™ immunotherapies are believed to activate the patient’s immune system to recognize and eliminate cancerous cells by both activating tumor-directed T cells, and potentially antibody responses. A schematic video showing the proposed mechanism is available here: https://briacell.com/moa/.

(1)	BriaCell treats severely sick patients, as indicated by the “prior regimens” figures, indicating the number of therapies these patients had failed prior to treatment with Bria-IMT™.
(2)	Overall survival of 7.2-9.8 months was reported in similar patients with metastatic breast cancer who have failed 2 prior therapy attempts (third line setting); Kazmi S, et al. Breast Cancer Res Treat. 2020 Aug 17. To more accurately present survival data, BriaCell has included only those women able to mount an immune response.

American Association for Cancer Research (AACR)

BriaCell will be presenting this novel off-the-shelf immunotherapy approach at the American Association for Cancer Research (AACR) Annual Meeting 2022 held from April 8 - 13, 2022 at Ernest N. Morial Convention Center, New Orleans, Louisiana. Details include:

Title: Toward a personalized off-the-shelf cellular immunotherapy for cancer

Session Category: Immunology

Session Title: Vaccines: Oncolytic and Prophylactic

Session Date and Time: Tuesday, April 12, 2022 and 1:30 - 5:00 p.m. CT (2:30 - 6:00 p.m. ET)

Location: New Orleans Convention Center, Exhibit Halls D-H, Poster Section 40

Poster Board Number: 7

Permanent Abstract Number: 3557

AACR Abstract can be viewed via the following link:

https://www.abstractsonline.com/pp8/#!/10517/presentation/16982

“A ready to administer pre-manufactured immunotherapy treatment that is also personalized for patients with advanced cancer highlights certain advantages of BriaCell’s novel approach versus other personalized cancer immunotherapies,” said Dr. Miguel Lopez-Lago, BriaCell’s Senior Director, Research and Development. “Bria-OTS™ has been undergoing extensive testing with successful advancement”.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Examples of forward-looking statements in this news release include, among others, statements the Company makes regarding: (i) product testing; (ii) potential success of the Bria-IMT™ and Bria-OTS™ programs; (iii) the anticipated Phase I/IIa clinical trial; and (iv) the effect(s) of Bria-IMT™ and Bria-OTS™ on patients. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under the heading “Risk Factors” in the Company’s most recent Annual Information Form and under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:
William V. Williams, MD

President & CEO
1-888-485-6340
info@briacell.com

Media Relations:
Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:
CORE IR
investors@briacell.com